Exhibit 99.24

Akumin Closes US$382 million Refinancing and Previously Announced Acquisitions

June 3, 2019 – Toronto, ON – Akumin Inc. (TSX: AKU.U, AKU) (“Akumin” or the “Corporation”) announced today it closed, effective May 31, 2019, the previously announced refinancing of its credit facilities. The new credit facilities are for an aggregate principal amount of US$382 million and include a Term Loan A facility of US$66 million, a Term Loan B facility of US$266 million and a revolving credit facility of US$50 million. US$16 million of the Term Loan A facility is subject to a delayed draw and is available to Akumin for use in potential acquisitions until August 29, 2019. The remainder of the term loans were advanced on May 31, 2019 and the proceeds were used to refinance Akumin’s existing credit facilities and finance acquisitions. The revolving credit facility may be used for acquisitions, investments and other general corporate purposes. Also on May 31, 2019, Akumin acquired a single diagnostic imaging center in Deltona, Florida through a subsidiary.

Contemporaneously with the closing of its refinancing, Akumin closed its previously announced transactions to acquire Advanced Diagnostics Group (“ADG”), The Imaging Centers of West Palm and management of Elite Radiology of Georgia. As a result of the closing, Akumin indirectly holds all of the issued and outstanding equity interests of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC (collectively, the “Targets”). The total purchase price for the Targets was approximately US$214 million of which US$25 million was satisfied by the issuance of Akumin shares at a price of US$4.00 per share. Part of the purchase price for SFL Radiology Holdings, LLC, the exclusive manager of Elite Radiology of Georgia, LLC, is subject to an earnout based on annualized revenues earned in the first two quarters of 2020 less certain costs and expenses.

“The successful closing of this US$382 million financing is proof of the foundation we built as a company to successfully execute on a market consolidation strategy,” said Riadh Zine, Akumin’s President and Chief Executive Officer. “We are very appreciative of the support provided and the capital deployed by all the relationship banks and US debt institutions. The trust that our debt capital providers have placed in our team makes us more focused to realize the vision we have always had for Akumin.”

About the Credit Facilities

The Term Loan A, Term Loan B and revolving credit facilities all have a term of 5 years, maturing on May 31, 2024. The Term Loan A and revolving credit facilities bear interest at an index based on either LIBOR or a base rate, in each case plus a margin based on Akumin’s consolidated total leverage ratio. The margin at closing was set at 4.50% for Eurodollar rate loans or 3.50% for base rate loans. The Term Loan B facility bears interest at LIBOR plus 6.00% for Eurodollar rate loans or the base rate plus 5.00 % for base rate loans.

The credit facilities were led by BBVA Compass, as administrative agent, and BBVA Securities Inc., as lead arranger and sole bookrunner. The syndicate includes HIG Whitehorse, TCW Asset Management Company LLC, Comvest Capital IV, L.P., The Bank of Nova Scotia, BankUnited, National Bank of Canada, BC Partners and A-Cap Investments.

The credit facilities may be incrementally increased by up to US$100 million subject to lender commitment and certain other conditions. The credit facilities are secured against substantially all of Akumin’s and its subsidiaries’ assets.

About the Targets

Advanced Diagnostic Group operates 14 outpatient diagnostic imaging centers across Florida, each as an independent diagnostic testing facility, with a particular focus on personal injury imaging. In 2018, ADG’s management team took over management of The Imaging Centers of West Palm, which operates 7 outpatient diagnostic imaging centers in South Florida.

SFL Radiology Holdings, LLC has the exclusive right to manage the non-clinical and administrative affairs of Elite Radiology of Georgia, LLC, a physician-owned practice which operates six outpatient diagnostic imaging centers in the Atlanta, Georgia area.

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Georgia, Illinois and Kansas. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 28, 2019, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

Riadh Zine

President and Chief Executive Officer

416-613-1391